Mr. Jeffrey Gordon
Staff Accountant
December 14, 2005


[LOGO]                      OraLabs, Inc              Phone (303) 783-9499
                            18685 East Plaza Drive    FAX (303) 783-0457
                            Parker, CO  80134         www.oralabs.com

December 14, 2005

Mr. Jeffrey Gordon
Staff Accountant

Securities and Exchange Commission
Washington, D.C.  20549-7010

RE:      FORM 8-K ITEM 4.01 FILED NOVEMBER 18, 2005
         FILE # 0-23039

Dear Mr. Gordon:

This letter contains our responses to the letter of the Staff dated November 18, 2005 furnishing the comments of the Securities and Exchange Commission (the "Commission") on the Form 8-K Item 4.01 filed by OraLabs Holding Corp. (the "Company" or "OraLabs"). The numbered comments and responses below correspond to the numbered paragraphs of such comment letter.

                            FORM 8-K FILED 11/18/2005

1. Your current disclosure refers to your former accountant's report on the financial statements for the fiscal years ended December 31, 2004 and December 31, 2003. Item 304(a)(1)(ii) of Regulation S-B requires disclosure concerning the accountant's reports for the past two years, which would be the reports for the financial statements for the years ended December 31, 2003 and 2002. Please change report to reports.

We will amend our Form 8-K to change the language from "report" to "reports".

2. Please amend your Form 8-K to provide the information required by Item 304(a)(1)(iv)(B)-(E) of Regulation S-B, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination.

As required by Item 304 (a)(1)(iv)(B)-(E) we will amend our Form 8-K to address the only material weakness communicated by our former accountant to OraLabs, relating to controls over the inventory process.

3. In detail, please describe the nature of each reportable event and the amounts involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

Mr. Jeffrey Gordon
Staff Accountant
December 14, 2005
Page 2

The only material weakness reported by our former accountant occurred in the fourth quarter of 2004 and related to inventory valuation. The material weakness was the result of problems incurred due to the installation of new Company-wide accounting software during December 2004. Therefore, no prior period was affected. The resulting audit adjustment recorded during the fourth quarter of 2004 amounted to $121,155 or 3% of the total inventory recorded on the balance sheet.

In order to address this material weakness, the primary objective of the Company's Inventory Control Program during 2005 has been to continuously develop and implement systems by which the stated on-hand inventory levels are both controllable and predictable. This critical objective is being achieved through the utilization of quarterly physical inventories, regularly scheduled cycle counts, data processing auditing and Kanban system utilization. The Company believes the staff in place is capable of carrying out this objective by the end of this year.

As you did not request us to amend our Form 8-K in response to this comment, we do not intend to do so.

4. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

 ACCOUNT                                       DEBIT        CREDIT
 -------                                     --------       -------
 Bad debt expense                            $38,285
 Investments- Ol Do Brasil                                  $38,285

Adjustment to write off of expenses incurred during 2004 for a potential investment. The decision to write off this investment was made during the fourth quarter of 2004.

Accounts Receivable                           $45,638
Accounts Receivable                            64,592
Accounts Payable-accrued                                    $45,638
Accounts Payable-accrued                                     64,592

Balance sheet reclassification of accounts receivable credit balances to accounts payable. This adjustment has no effect on the Company's profit or loss.

Inventory- WIP                                $32,886
Inventory- RAW                                 88,269
Cost of Materials                                          $121,155

To adjust inventory costing for December 31, 2004 physical inventory resulting from installation of new accounting software system in December 2004. Refer to response #3 above for discussion of prior period consideration.

Obsolete Inventory expense                    $10,823
Inventory- RAW                                              $10,823

Adjustment to write-off obsolete inventory at December 31, 2004. This adjustment represents approximately one-tenth of one percent of total inventory recorded on the balance sheet at December 31, 2004.

Capital Gain/(Loss)                           $11,324
Depreciation- Admin                                         $11,324

Adjustment to properly record a 2004 fixed asset retirement, which occurred during the fourth quarter of 2004.

Mr. Jeffrey Gordon
Staff Accountant
December 14, 2005
Page 3

The pre-tax income impact of these adjustments was to reduce loss by $60,723 (7% of pre-tax net loss). Management of the Company believes that the timing of each adjustment noted above is appropriate based on the reasons noted for each adjustment.

5. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Refer to Exhibits A and B to this response for letters dated May 25, 2005 and April 15, 2005 to OraLabs from EKS&H. These are the only written communications OraLabs received from EKS&H regarding any material weaknesses. Please note that these letters only identify one material weakness, while the remaining items in these letters are reportable conditions and management recommendations. The letter dated April 15, 2005 was received electronically and we cannot locate a signed copy.

6. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file and updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Mr. Jeffrey Gordon
Staff Accountant
December 14, 2005
Page 4


We will obtain an updated letter from our former accountants and file it as required by Form 8-K.

                FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

7. You currently disclose that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective, except as provided above. Given the exception noted, it remains unclear whether your chief executive officer and your chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and you chief financial officer on the effectiveness of your disclosure controls and procedures. Please confirm if your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were effective as of December 31, 2004. Otherwise, you should amend your Form 10-KSB to disclose that given the identified matter, your disclosure controls and procedures are not effective. Please also amend your 2005 Forms 10-QSB to state, in clear and unqualified language, that your disclosure controls and procedures are either effective or not effective.

We will amend our 2005 Forms 10-QSB as well as our December 31, 2004 10-KSB to state that our disclosure controls and procedures are effective.

The Company believes that it has fully responded to the comments of the Commission. If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company's responses) in advance of any written response of the Commission.

In connection with responding to our comments, the Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                               Very truly yours,

                                               /s/ Gary Schlatter
                                               ------------------------
                                               Gary Schlatter
                                               President
                                               OraLabs Holding Corp.

                               EXHIBIT A- ATTACHED

EKS&H

Ehrhardt, Keefe, Steiner & Hottman PC

May 25, 2005

To the Board of Directors
OraLabs Holding Corp. and Subsidiaries
Parker, Colorado

We have audited the consolidated balance sheet of OraLabs Holding Corp. and Subsidiaries (the Company) as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2004 and 2003 and have issued our report thereon dated April 8, 2005. In planning and performing our audit of the financial statements, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. During the audit, we noted certain matters we believe merit management's consideration.

Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design of operation of the internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

MATERIAL WEAKNESS

Our audit disclosed the following condition, which we believe is a material weaknesses in the design or operation of the internal control of OraLabs Holding Corp.

INVENTORY

Consistent with prior years, we observed that there is still a weakness in the controls over the inventory processes. During our initial audit procedures on the inventory detail, we noted that the costing of the inventory appeared to be incorrect and noted that there was no review of the inventory costing before it was provided to us. After further review, it was noted that the system was pricing out the inventory incorrectly and the Company was forced to go through a manual process to correct the costing. EKSH and the Company attributed this issue to the Company implementing a new system at the end of 2004 combined with a lack of oversight and review over the process and detail.

Additionally, during our SAS 99 review and interviews it was observed that many of the manufacturing related staff tend to have low moral and don't always like the way they are treated and have noted high turnover in the managerial positions that oversee the manufacturing and inventory process.

A material weakness is a condition that precludes the Company from providing reasonable assurance that material misstatement in the financial statements will be prevented or detected on a timely basis.

REPORTABLE CONDITIONS

Our audit disclosed the following conditions, which we believe are reportable conditions in the design or operation of the internal control of OraLabs Holding Corp.

FINANCIAL REPORTING

During our audit, we noted lack of experience and knowledge necessary to prepare financial statements and SEC reports consistent with the required GAAP and SEC rules. Drafts of the financials are presented without internal review which requires numerous corrections and suggestions from the audit team. We recommend that the Company seek out training and additional expertise to ensure that the Company continues to be compliant with all of the current accounting and reporting requirements.

OVERSIGHT

During our SAS 99 review and interviews with all accounting related staff, we noted that there is little to no oversight over most of the accounting processes. Management believes there is oversight, but when we discuss this processes with the accounting staff, it does not appear that these controls are operating effectively. It was apparent through our interviews and the audit process that the CFO's responsibilities as they relate to the financial reporting and accounting processes have been reduced drastically, which has reduced the oversight at this level.

ACCOUNTS RECEIVABLE (PRIOR YEAR UPDATE)

Accounts receivable appears to be improving, the detail appears to be cleaning up and from discussions with the Company's CEO, they are improving their sales agreements to eliminate the option of the customers being able to pay invoices short and send inventory back without a good reason. Although the process is slow, it appears that it is helping to start correct the accounts receivable issues that have been apparent in the past.

MANAGEMENT RECOMMENDATIONS

During our audit, we identified the following conditions, which we believe are weaknesses in the Company's internal controls and processes and warrant management's attention.

CASH

During our SAS 99 review and interviews regarding we cash we noted the following weaknesses in the internal controls over cash and to reduce the risk of loss related to fraud, we recommend the following:

          o Limited controls over the check signing machine. To eliminate the risk of check fraud, we recommend that there be a limit placed on the amount that a check could be signed using the machine as well as access limited to specific people only, or possibly a situation where two people need to be present to utilize the check signing machine.

          o No dual signature requirement - we noted that there is no dual signature requirement to issue checks, as the employee that is processing accounts payable has access to check stock and the check signing machine, we recommend that a control be put in place where are all checks over a certain amount must have two signatures, one being a member of management that does not have the ability to issue checks.

          o No upper level review of the bank reconciliations - we noted that there is currently no one outside of accounting reviewing bank reconciliations for reasonableness and completeness. Again, to reduce the risk of fraud related to cash, we recommend that a member of management that has no access to the check issuing process, review the bank reconciliations monthly.

          o In addition to the controls above EKSH recommends that the Company also add the following controls. As long as the accounting manager can issue checks with little approval, we recommend that the controller review detail of all check runs noting check number sequence and inquire about checks that are out of sequence or voids and randomly select a couple of checks for review to review for fraudulent vendors or check amounts. Another control that is available through many banks is Positive Pay, where detail of all checks issued by the Company are provided to the bank and the bank won't pay a check if it has not been requested from the Company or the amount does not agree.

ACCOUNTS RECEIVABLE

During our review of accounts receivable, we noted that the Company is netting customer pre-payments in the accounts receivable detail. We recommend that the Company maintain a detail and record these in a separate account. If this is not possible, these balances must be identified and reclassified to a liability account as part of the Company's month-end close and reconciliation process.

During our audit of accounts receivable, we noted that the Company still has balances in accounts receivable for old balances that are deemed uncollectible. While the Company has allowed for these balances, EKSH recommends, when the balance is deemed uncollectible, it should be written off against the allowance and removed from the detail. The Company can still maintain a detail of balances owed and continue to collect on the balances. Any balances that are subsequently collected can be recorded to a bad debt recovery account on the income statement or netted against bad debt expense.

SALES RETURN RESERVE

During our audit we noted that the Company has developed a process for calculating the allowance accounts based upon specific identification and knowledge of the invoice's outstanding and adjusting these allowances every reporting period. However, the reserve for returns is calculated using a flat 2.75% of sales to calculate this reserve without evaluating the percentage for reasonableness. We recommend that the Company track returns and evaluate this reserve percentage every reporting period based upon the history and how returns are trending, by customer, by product.

INVENTORY

During our audit, we noted that the Company is still having difficulty with the inventory process. Even though the Company has upgraded to a new inventory system, the process surrounding the system still is not adequate to keep the inventory records accurate and allow the Company the ability to rely on the system to aid in the manufacturing process and forecasting. We recommend that the Company review this process and determine the source of the problem and be willing to make dramatic changes. Correcting this process would improve the efficiency of the manufacturing process dramatically and allow the Company the ability to rely on the system. Once corrected, the Company could substantially reduce costs by reducing the employee time needed to perform monthly inventory counts as well as improve the efficiency of the manufacturing process by eliminating the downtime utilized to perform inventory counts and additional costs related to over/under purchasing of raw materials.

During the audit we encountered specific problems related to the accuracy of the physical inventory count procedures. These problems were related primarily to inefficiencies due to the lack of formal documented inventory count procedures. These documented procedures should include detail of the employees responsible for counts, the order in which these counts should be completed, a map documenting all areas where inventory is located and the specific employees assigned to these areas, procedures for verifying the accuracy of the counts, the process for ensuring the counts are complete and all areas are correctly counted. Formalization of this process will make these procedures much more consistent, accurate and efficient.

During the audit of the inventory costing, we noted that the inventory was not consistently or properly valued due to incorrect costs being applied to items. Per discussions with the accounting group, this was the result of the Company's new accounting system applying the correct costs. EKSH recommends that the Company review the system and determine how to get the system to calculate these costs correctly and the detail should be reviewed regularly to ensure that the costs are correctly applied.

INVENTORY OBSOLESCENCE

During our audit, we noted that the Company does not properly account for inventory that they deem obsolete. Obsolete inventory should be isolated from the Company's regular inventory and either removed from the inventory detail or reserved for. Additionally, we noted that the Company is not reviewing inventory for obsolescence regularly. We recommend that the Company review monthly during the Company's month end close and reconciliation process, if this is not possible, no less than quarterly as part of the Company's quarterly reporting process.

DEPOSITS

During our audit, we noted that the Company is recording deposits sent to Sovereign House for inventory to be processed and returned. While recording the deposit is the correct treatment for these deposits, the deposits should be reclassified to inventory when the specific purchase order is received from Sovereign House. EKSH recommends that the deposit account detail be reconciled to all open purchase orders during the Company's month-end close and reconciliation process, a process that will improve the Company's inventory adjustments.

FIXED ASSETS

During our review of the fixed asset detail and process, it appears that the Company does not have a clear capitalization policy for fixed assets. We recommend that the Company set a specific dollar amount and any assets below that dollar amount be recorded to the income statement to reduce the amount of tracking necessary on fixed assets. The capitalization amount should be determined based upon what reasonably can be recorded to the income statement without dramatically effecting the income statement. Most companies of your size would capitalize all new assets in excess of $500 - $1,000.

OVERSIGHT AND TIMELY ACCOUNT RECONCILIATIONS

During the audit, we noted numerous errors in the information provided for the audit that could have been avoided if the Company was performing account reconciliations timely and there was oversight over the accounting process. We recommend that management take a significant roll in ensuring that the Company's books and records are reasonable and all accounts are reconciled. Good review by management is a quick and easy way to identify and deter fraud as well as reduce the month-end close and reconciliation time and reduce audit and overtime costs necessary to correct these items later.

PAYROLL AND HUMAN RESOURCES

During our review of the payroll process, we noted that the accounting manager can add employees to the payroll system and process payroll. Under no circumstances should the person processing payroll have the ability to add new employees to the payroll system. If the Company does not have the resources to add an additional employee to this process, we recommend that a member of management that is not involved in the payroll or human resources function perform a payroll audit twice a year to guard against fictitious employees and fraudulent payments.

During our review of payroll we noted that the Company does not reconcile payroll or payroll taxes to the general ledger. This is a quick process that could quickly detect or deter fraud. This is a reconciliation that should be prepared monthly and reviewed for reasonableness by someone outside of the accounting process.

During our review of payroll files we noted that 2 of the 10 employees tested did not have I-9's on file. As it is a requirement that I-9's be on hand for all employees, we recommend, to avoid being penalized by the Department of Labor or any review by immigration services, that the process for determining that all necessary are forms are being maintained be reviewed to ensure that it is operating effectively.

Additionally, we noted that I-9's are currently being maintained with other human resources information. We recommend that I-9's be maintained separately to avoid having to give specific governmental auditors more information than they need should they need to review the Company's I-9's.

BUDGETING

During our review, we noted that the Company does not currently have a formal budgeting process. A proper budgeting and forecasting process would increase efficiencies in many areas including cash management, inventory management and employee management. We recommend that the Company adopt a formal budgeting process.

SEC EXPERIENCE

Management may want to consider allocating resources to a dedicated SEC reporting and compliance solution, specifically a solution to address the Company's compliance with SEC rules and regulations. This solution should address both compliance with accounting matters and disclosure issues in the Company's filings.

This  solution  would  increase in importance  with the upcoming  Sarbanes-Oxley section 404  requirements  and the  ever-changing  regulatory  environment.  The
Company has the ultimate responsibility for the preparation, accuracy, and compliance with all laws and regulations. Our responsibility is to provide an audit and related communication to the Company's board of directors and audit committee.

This report is intended solely for the information and use of the Board of Directors, management, and others within the Company.

We would like to express our appreciation to the management of the Company for their assistance in completing our audit. We would welcome the opportunity to discuss these suggestions further, at you convenience.

                                    /s/ Ehrhardt Keefe Steiner & Hottman PC
                                    ---------------------------------------
                                    Ehrhardt Keefe Steiner & Hottman PC

Denver, Colorado

                               EXHIBIT B- ATTACHED

EKS&H

Ehrhardt, Keefe, Steiner & Hottman PC

April 15, 2005

To the Audit Committee
Oralabs Holding Corp. and Subsidiaries

We have audited the consolidated financial statements of Oralabs Holding Corp. and Subsidiaries for the year ended December 31, 2004, and have issued our report thereon dated April 08, 2005. Professional standards require that we provide you with the following information related to our audit.

OUR RESPONSIBILITY UNDER GENERALLY ACCEPTED AUDITING STANDARDS

As stated in our engagement letter, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control structure of Oralabs Holding Corp. and Subsidiaries. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control structure.

SIGNIFICANT ACCOUNTING POLICIES

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by Oralabs Holding Corp. and Subsidiaries are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2004.

We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

To the Audit Committee
Oralabs Holding Corp. and Subsidiaries
April 15, 2005
Page Two

QUALITY OF ACCOUNTING PRINCIPLES AND PRACTICES

We have previously discussed with the audit committee and have commented on the quality of the accounting principles and practices applied by the Company in its financial reporting including where applicable, accounting principles applied in which acceptable alternatives exist, judgments and estimates affecting the financial statements, factors affecting the carrying values of assets and liabilities, special transaction structures, timing of actions affecting the financial statements, financial reporting issues and choices, the significance and frequency of related party transactions, unusual arrangements, the clarity and transparency of the financial statements, audit adjustments and other relevant matters.

ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most significant estimate affecting the financial statements was related to accounts receivable allowance accounts, sales returns and allowances and depreciation. Actual results could differ from these amounts.

DISAGREEMENTS WITH MANAGEMENT

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

CONSULTATIONS WITH OTHER INDEPENDENT ACCOUNTANTS

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

To the Audit Committee
Oralabs Holding Corp. and Subsidiaries
April 15, 2005
Page Three

OTHER INFORMATION IN DOCUMENTS CONTAINING AUDITED FINANCIAL STATEMENTS

Generally accepted auditing standards require that we read any Registration Statement or other SEC Filing in order to determine whether there appear to be any material inconsistencies between the Registration Statement or other SEC Filing and the information contained in the consolidated financial statements that, as a result, might indicate a material misstatement of fact. We have reviewed the 10KSB for Oralabs Holding Corp. and Subsidiaries and noted no information which was materially inconsistent with the financial statements. We do not anticipate that the financial statements will be included in any other documents than the 10KSB filing.

ISSUES DISCUSSED PRIOR TO RETENTION OF INDEPENDENT AUDITORS

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management prior to acceptance as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition of our acceptance.

ILLEGAL ACTS OR FRAUD

During the course of our audit, we did not become aware of any illegal acts or fraud committed by the Company's management or its employees.

DIFFICULTIES ENCOUNTERED IN PERFORMING THE AUDIT

We encountered no significant difficulties in dealing with management in performing and completing our audit.

SIGNIFICANT AUDIT ADJUSTMENTS

For purposes of this letter, professional standards define a significant audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the company's financial reporting process (that is, cause future financial statements to be materially misstated). During our audit, we, in conjunction with discussions with the Company, recorded 11 adjustments that, in our judgment, were necessary to correct the Company's records. In compliance with none of the adjustment we propose, whether recorded or unrecorded by the Company, either individually or in aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

     o Inventory adjustments of $121,155 to increase inventory due to incorrect costing. Related primarily to the system conversion at the end of 2004 and poor review of the inventory before being recorded.

     o Adjustment of $38,285 to write-off receivable from Brazil that has recently been determined to be uncollectible.

     o Entries to reclassify certain balance sheet items to correctly represent the Company's balance sheet.

     o    $68,000 adjustment to correct the Company's tax provision.

     o $66,000 adjustment to correctly tax effect the stock options exercised in 2004.

During our audit of the Oralabs Holding Corp. and Subsidiaries financial statements the following unrecorded adjustments were proposed:

     o $146,000 adjustment to reclassify assets that were placed in service in December 2004 to fixed assets and begin depreciating.

     o $22,000 of overhead that could have been capitalized to inventory at year end.

ILLEGAL ACTS OR FRAUD

During the course of our audit, we did not become aware of any illegal acts or fraud committed by the Company's management or its employees.

REPORTABLE CONDITIONS AND MATERIAL WEAKNESSES IN INTERNAL CONTROL

We are required to communicate all material weaknesses in internal control, which may have been identified during the course of our audit.

     o Inventory Processes - noted that there was confusion in how the inventory got priced after we tested and noted that the pricing did not make sense. No review before recording. Issue attributed to the new system and lack of oversight and review. SAS 99 review also pointed out that many of the manufacturing related staff tend to have low moral and don't always like the way they are treated.

          High turnover in the inventory manager position we dealt with two brand new managers in that area during our physical inventory observation.

We are required to communicate all reportable conditions in internal control, which may have been identified during the course of our audit.

     o Financial reporting - noted lack of experience and knowledge necessary to prepare financial statements and SEC reports consistent with the required GAAP and SEC rules. Drafts of the financials are sent without review which requires a lot of corrections and suggestions from the audit team.

     o Oversight - During our SAS 99 review and interviews with all accounting related staff, we noted that there is little to no oversight over most of the accounting processes. Management believes there is oversight, but when we discuss this processes with the accounting staff, it does not appear that these controls are operating effectively. It was apparent through our interviews and the audit process that the CFO's responsibilities as they relate to the financial reporting and accounting processes have been reduced drastically, which has reduced the oversight at this level.

|X| Accounts Receivable (prior year update) - Accounts receivable appears to be improving, the detail appears to be cleaning up and from discussions with the Company's CEO, they are improving their sales agreements to eliminate the option of the customers being able to pay invoices short and send inventory back without a good reason. Although the process is slow, it appears that it is helping to start correct the accounts receivable issues that have been apparent in the past.

OTHER MATERIAL WRITTEN COMMUNICATIONS WITH MANAGEMENT

We communicate so that the Audit Committee has received copies of all material written communication with management in accordance with Section 204 of the Sarbanes-Oxley Act.

AUDIT COMMITTEE PRE-APPROVAL OF SERVICES

SEC rules require that either (i) the audit committee pre-approve the specific audit or non-audit engagement to be rendered, or (ii) the engagement to render services is entered into pursuant to pre-approval policies and procedures established by the audit committee, provided that:

  - The policies and procedures are detailed as to the particular service.
  - The audit committee is informed of each service that is rendered.

Such policies and procedures do not include delegation of the audit committee's responsibilities to management.

FEE COMMUNICATION AND DISCLOSURES

The Interim Professional Standards of the Public Company Accounting Oversight Board (PCAOB) require the auditor to report annually to the Audit Committee or Board of Directors fees received from the client for non-audit services during the year under audit and a description of the types of such services rendered.

SEC rules require companies to disclose all fees billed by the principal independent auditor and the audit committee's pre-approval policies and procedures. Aggregate fees billed are required to be disclosed in the following four categories for the two most recent years:

  - Audit Fees
  - Audit Related Fees
  - Tax Fees
  - All Other Fees

INDEPENDENCE

We communicate, at least annually, the following to the Audit Committee or Board of Directors of the Company:

     1) Disclose, in writing, all relationships between EKS&H and the Company and its related entities that, in our professional judgment, may reasonably be thought to bear on independence;

     2) Confirm in writing that, in our professional judgment, we are independent of the Company within the meaning of the Securities Acts; and

     3)   Discuss our independence with the Audit Committee

This information is intended solely for the use of the Audit Committee, Board of Directors and management of Oralabs Holding Corp. and Subsidiaries and should not be used for any other purpose.

                                  Sincerely,

                                  Ehrhardt Keefe Steiner & Hottman PC

pc:      Mr. Gary Schlatter
         Mr. Robert Gust
         Mr. Michael Friess